# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Robin Energy Ltd., CIK 0002039060
CUSIP: Y73118104
Title of class of securities: Common Shares, USD 0.001 par value per share
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Date of event which requires filing of this statement: 09/15/2025
Amends the filing with accession number 0000950157-25-000637
Filed by CIK 0001974347
Persons authorized to receive notices and communications: Petros Panagiotis Panagiotidis, 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036, 00 357 25 357 769

## Reporting persons
- Pani Corp. (CIK 0001974347): type of reporting person: corporation (CO); citizenship or place of organization: Liberia (N0); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 580,405; sole dispositive power 0; shared dispositive power 580,405; aggregate amount beneficially owned 580,405 (4.59% of the class)
  Comment: Note to Row 13: Percentage ownership is based on a total number of 12,628,731 common shares of the Issuer (each common share of the Issuer, a "Share") outstanding, calculated as the sum of (i) 5,994,731 Shares outstanding as of September 12, 2025, as disclosed by the Issuer in the Prospectus Supplement (as defined herein), and (ii) 6,634,000 Shares issued pursuant to the Underwriting Agreement (as defined herein).
- Petros Panagiotis Panagiotidis: type of reporting person: individual (IN); citizenship or place of organization: Greece (J3); source of funds: personal funds (PF); sole voting power 0; shared voting power 580,405; sole dispositive power 0; shared dispositive power 580,405; aggregate amount beneficially owned 580,405 (4.59% of the class)
  Comment: Note to Rows 8 and 10: Mr. Panagiotidis is the sole shareholder of Pani Corp. and he disclaims beneficial ownership of the 580,405 Shares, except to the extent of his pecuniary, voting and dispositive interests in such Shares.
  
  Note to Row 8: Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.
  
  Note to Row 13: Percentage ownership is based on a total number of 12,628,731 Shares outstanding, calculated as the sum of (i) 5,994,731 Shares outstanding as of September 12, 2025, as disclosed by the Issuer in the Prospectus Supplement (as defined herein), and (ii) 6,634,000 Shares issued pursuant to the Underwriting Agreement (as defined herein).

## Item 1. Security and Issuer
Title of class of securities: Common Shares, USD 0.001 par value per share
Name of issuer: Robin Energy Ltd.
Address of issuer's principal executive offices: 223 Christodoulou Chatzipavlou Street, Hawaii Royal Gardens, Limassol, Cyprus (G4), 3036
Comment:
This Amendment No. 2 to Schedule 13D (this "Amendment") amends and supplements the previously filed statement on Schedule 13D filed on April 17, 2025, as amended and supplemented by Amendment No. 1 thereto filed on August 7, 2025 (and as may be further amended and supplemented from time to time, the "Schedule 13D"). Except as set forth below, all Items of the Schedule 13D remain unchanged. Capitalized terms used in this Amendment and not otherwise defined shall have the respective meanings assigned to such terms in the Schedule 13D. The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

This Amendment is being filed to reflect the reduction of the percentage beneficially owned by each of the Reporting Persons below 5% solely as a result of the issuance of additional Shares by the Issuer.

As disclosed in a Form 6-K filed with the U.S. Securities and Exchange Commission (the "SEC") by the Issuer on September 12, 2025 (the "Form 6-K"), on September 11, 2025, the Issuer entered into an underwriting agreement (the "Underwriting Agreement") relating to an underwritten public offering of 5,769,230 Shares. Pursuant to the Underwriting Agreement, the underwriter was granted a 45-day option to purchase up to an additional 865,285 Shares. As disclosed by the Issuer in the Form 6-K, on September 11, 2025, the underwriter partially exercised the option to purchase an additional 864,770 Shares. The Issuer announced the closing of the offering on September 15, 2025. As a result of this offering, the Issuer issued a total of 6,634,000 Shares.

The Schedule 13D is hereby supplementally amended as follows:

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
See items 7 through 13 on each cover page to this Amendment. Pani is controlled by Mr. Panagiotidis. Mr. Panagiotidis may be considered to be a beneficial owner of the Shares held by Pani by virtue of his control of the equity and voting power of Pani. As of September 15, 2025, the Shares held by the Reporting Persons represent approximately 4.59% of the outstanding Shares. Such percentage is calculated based on a total number of 12,628,731 Shares outstanding, calculated as the sum of (i) 5,994,731 Shares outstanding as of September 12, 2025, as disclosed by the Issuer in a prospectus supplement filed with the SEC by the Issuer on September 12, 2025 (the "Prospectus Supplement") to a registration statement on Form F-3 filed with the SEC by the Issuer on April 24, 2025 and subsequently declared effective by the SEC on April 28, 2025, and (ii) 6,634,000 Shares issued pursuant to the Underwriting Agreement.

Pelagos Holdings Corp., an entity controlled by Mr. Panagiotidis, also owns 40,000 Series B Preferred Shares of the Issuer. Each Series B Preferred Share has the voting power of 100,000 Shares.

To the best knowledge of the Reporting Persons, the Sole Director does not own any Shares.
Number of shares as to which each person has sole or shared power to vote or dispose: Item 5(a) of this Amendment is incorporated by reference into this Item 5(b).
Transactions in the class effected during the past sixty days: Except as described in Amendment No. 1 to Schedule 13D filed on August 7, 2025, the Reporting Persons, and to their knowledge, the Sole Director, have not effected any transactions in the Shares during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Not applicable.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: On September 15, 2025, the Reporting Persons ceased to be the beneficial owners of more than five percent (5%) of Shares.

## Signatures
- Pani Corp.: /s/ Andreas Avgousti, Andreas Avgousti / Director (09/16/2025)
- Petros Panagiotis Panagiotidis: /s/ Petros Panagiotis Panagiotidis, Petros Panagiotis Panagiotidis (09/16/2025)